December 19, 2019

Daniel G. Stokely
Chief Financial Officer, Treasurer and Secretary
Ampio Pharmaceuticals, Inc.
373 Inverness Parkway, Suite 200
Englewood, Colorado 80112

       Re: Ampio Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 18, 2019
           Form 10-Q for the Quarterly Period Ended September 30, 2019 Filed November 7, 2019
           File No. 001-35182

Dear Mr. Stokely:

        We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2019

Item 4. Controls and Procedures.
Disclosure Controls and Procedures , page 30

1. Your statement that your "remediation plan to measure the effectiveness of the revised disclosure controls and procedures have not been in place long enough to fully assess their control design and effectiveness as of September 30, 2019" does not comply with Item
      307 of Regulation S-K as it does not provide a definitive conclusion as to the effectiveness of your disclosure controls and procedures (DCP). Accordingly, please amend the filing to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of the company's DCP as of the end of the period covered by the report. To the extent that you conclude that your DCP are not effective due to the limited amount of time for which your remediation plan has been in place, please ensure
 Daniel G. Stokely
Ampio Pharmaceuticals, Inc.
December 19, 2019
Page 2
         that the status of your remediation plans are adequately disclosed. In amending your filing, please ensure that your certifications reference the Form 10-Q/A and are currently dated.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Ibolya Ignat at 202-551-3636 with any questions.



FirstName LastNameDaniel G. Stokely                           Sincerely,
Comapany NameAmpio Pharmaceuticals, Inc.
                                                              Division of
Corporation Finance
December 19, 2019 Page 2                                      Office of Life
Sciences
FirstName LastName